December 23, 2009

Ms. Jessica Barberich
Assistance Chief Accountant

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Realmark Property Investors Limited Partnership - V

Dear Ms. Barberich:

     This letter is in response to your letter dated December 2, 2009 regarding Realmark Property Investors Limited Partnership - V filing of Form 10-K for the year ended December 31, 2008.

1.	(c) Property and Equipment, page F-6

In accordance with ASC 360-10-45-9 (FASB Statement No. 144, Paragraph 30), the recognition of a long-lived asset to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a.

Management, having the authority to approve the action, commits to a plan to sell the asset. As required by the Stipulation of Settlement disclosed in note 7 (page F-14) of the financial statements, management is required to sell the property in the Partnership and management has the primary authority to sell the assets.

b.

The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. The property is available for immediate sale as the P artnership has the intent and ability to transfer the asset to a buyer in its present condition.

c.

An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated. The property has been listed, and continues to be, for sale in various publications, i.e. newspapers, Co-Star as well as advertised on-line. The property has also been marketed to the local and national brokerage communities.

d.

The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year. The current state of the national commercial property market has been significantly weakened as a result of the overall economy, however, management believes, and has always believed, that a sale could be completed within a one-year time frame between the partnership and a willing buyer at the current market price.

Ms. Jessica Barberich
December 23, 2009

e.

The asset is being currently marketed for sale at a price that is reasonable in relation to its current fair value. The current asking price for the property is $4,250,000. Management believes the price to be fair market value and reasonable based on sales of comparable properties, and is willing to consider any viable offers. Management has had offers for the property, but the offers were either determined to be too low, or the financing was not able to be obtained to complete the transaction.

f.

Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. As a result of the Stipulation of Settlement disclosed in note 7 (page F-14) of the financial statements , management is required to sell the property.

The cumulative depreciation expense that has not been recorded since the asset was first classified as held for sale, effective January 1, 2001, is approximately $1.8 million.

2.

As of December 31, 2008, the net property and equipment of the property was $1,218,137 (cost of $2,254,238 less accumulated depreciation of $1,036,101). As mentioned above, the current asking price for the property is $4,250,000, which greatly exceeds both the cost of $2,254,238 and the net property and equipment value of $1,218,137.

3.	Exhibits

The certification for the year ending December 31, 2009 will be in the exact form required by Item 601(B)(31) of Regulation S-K. Additionally, Mr. Jayson signed the certification in his own personal capacity. The December 31, 2009 filing will clearly identify him as both the Principal Executive Officer and Principal Financial Officer.

As required in your letter, we are also including a statement acknowledging that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Realmark Property Investors

Limited Partnership - V

/s/ Joseph M. Jayson
Joseph M. Jayson
Individual General Partner